Exhibit 11

                          Commonwealth Industries, Inc.
                       Calculation of Net Income Per Share
                      (In thousands except per share data)




Three months ended March 31,                               1997         1996
----------------------------                               ----         ----
Weighted average shares of common stock outstanding (a)  10,206       10,193
                                                         ======       ======

Net income                                               $2,168       $2,393
                                                         ======       ======

Net income per share                                      $0.21        $0.23
                                                         ======       ======

 Note: (a) Common equivalent shares relating to stock options are not material.